UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
 ________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
 ________________________________________________
For the month of January, 2019
Commission File Number 001-10805
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ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)
 ________________________________________________
333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐             Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐             No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐             No  ☑

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Anthony Staffieri
Name: Anthony Staffieri
Title: Chief Financial Officer
Date: January 24, 2019

Exhibit Index

Exhibit Number	Description of Document
99.1	News Release dated January 24, 2019 - ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER AND FULL-YEAR 2018 RESULTS; ANNOUNCES 2019 FINANCIAL GUIDANCE